SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: December 2022

(Report No. 4)

Commission file number: 001-37600

NANO DIMENSION LTD.

(Translation of registrant’s name into English)

2 Ilan Ramon

Ness Ziona 7403635 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

CONTENTS

Results of the Special General Meeting of Shareholders

On December 13, 2022, Nano Dimension Ltd. (the “Company”) convened a Special General Meeting of Shareholders (the “Meeting”).

The Meeting was called for the following purposes:

Proposal No. 1	To increase the Company’s registered share capital and to cancel its nominal value per share and to amend and restate the Company’s Amended and Restated Articles of Association to reflect the same;

Proposal No. 2	To approve an update to the form of the Company’s Indemnification Agreement with its directors and officers and to amend and restate the Company’s Amended and Restated Articles of Association to reflect the same; and

Proposal No. 3	To approve amended and restated Series B Warrants in consideration of an additional investment by Mr. Yoav Stern, the Company’s Chief Executive Officer and Chairman of the Board, in a warrant transaction.

The Meeting was adjourned for an hour and a half due to lack of quorum. At the adjourned Meeting, a quorum was present and the shareholders of the Company voted against all agenda items as originally proposed.

This Report on Form 6-K is incorporated by reference into the registration statements on Form F-3 (File No. Nos. 333-255960, 333-233905, 333-251155, 333-252848, 333-251004 and 333-249184) and Form S-8 (File No. 333-214520 and 333-248419) of the Registrant, filed with the Securities and Exchange Commission (“SEC”), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nano Dimension Ltd.
(Registrant)

Date: December 13, 2022	By:	/s/ Yael Sandler
	Name:	Yael Sandler
	Title:	Chief Financial Officer

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